UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 23, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Fibria Code of Conduct

Updated December/2014

3rd Edition

COVERAGE AND AIMS OF THE FIBRIA CODE OF CONDUCT

Fibria Celulose S.A. (“Fibria” or “the Company”) seeks to attain the highest standards of integrity, transparency and reliability in all its business activities and relationships.

The Fibria Code of Conduct (“the Code”) is designed to help us achieve these standards, by setting out the basic principles of business integrity and ethics that guide the Company’s activities throughout the world, both at the individual and the corporate level.

The Code applies to all direct and indirect employees, suppliers, administrators, agents, service providers and other business partners of the Company and provides the benchmark for all decisions and action taken within the context of our activities at Fibria or on the Company’s behalf.

The Code is subject to the legislation of each country and its purpose is not to provide an exhaustive list of conduct, but to set out the minimum non-negotiable standards of behavior that must be adopted, including Fibria’s rules, beliefs and values.

Contents

BUSINESS INTEGRITY

COMPLYING WITH LAWS, RULES, REGULATIONS AND OTHER REQUIREMENTS
CONFLICTS OF INTEREST
Fibria’s business relations with stakeholders
Relations with companies in which Fibria has an equity stake
IMAGE AND REPUTATION
Conduct outside the Company
USE AND PRESERVATION OF COMPANY ASSETS
Company Assets
Use of electronic information systems
Confidential or privileged information
Intellectual Property
FINANCIAL MANAGEMENT
Contracts and Accounting Records
CORRUPTION
GIFTS, PRESENTS, INVITATIONS AND HOSPITALITY
DONATIONS AND SPONSORSHIP

INTEGRITY IN LABOR RELATIONS AND WORKPLACE STANDARDS

FORCED OR CHILD LABOR
PREJUDICE AND DISCRIMINATION
LEADERSHIP ROLE
HARASSMENT AND ABUSE OF POWER
HEALTH, SAFETY AND THE ENVIRONMENT
ALCOHOL, DRUGS AND CARRYING WEAPONS
SALE OF MERCHANDISE
Sale of Company non-operating products to employees
POLITICAL INVOLVEMENT

INTEGRITY IN RELATIONS WITH STAKEHOLDERS

COMPETITORS
CUSTOMERS
LOCAL COMMUNITIES
SUPPLIERS
GOVERNMENT
ADVERTISING
MEDIA
LABOR UNIONS

CODE VIOLATIONS AND CONSEQUENCES

WHAT IS CONSIDERED TO BE A CODE VIOLATION
DISCIPLINARY MEASURES

GOVERNANCE AND CONTACT

CODE ADMINISTRATION
ADVISORY BODIES
Statutory Audit Committee
Ethics and Conduct Committee
FIBRIA OMBUDSMAN
Reporting Code violations
Suggestions and Doubts regarding the Code
Fibria Ombudsman contact channels

BUSINESS INTEGRITY

COMPLYING WITH LAWS, RULES, REGULATIONS AND OTHER REQUIREMENTS

Fibria’s business is grounded in compliance with all pertinent laws, rules (internal and external), regulations and voluntary or mandatory commitments that have been undertaken, as well as with the values and beliefs of the Company and its Code.

Lack of knowledge of a legal requirement or rule is not acceptable as a defense against the possible consequences of a conduct violation. It is the responsibility of every individual covered by this document to be aware of and ensure compliance with the prevailing legislation and regulations applicable to the professional activities he or she performs and to conduct him or herself according to the highest standards of integrity.

In case of doubt, the employee (direct or indirect), supplier, administrator, agent or service provider must always refer to Fibria’s policies, rules and procedures before acting, making sure, with the responsible manager, that his or her understanding is aligned with the Company’s directives or checking with the appropriate Fibria departments or bodies to ensure proper conduct.

CONFLICTS OF INTEREST

A conflict of interest arises when a Company employee, contractor, administrator, agent, supplier or service provider, on account of the influence, position or access inherent to his or her activities performed on behalf of Fibria, takes any decision that puts his or her personal interests ahead of or even in opposition to the interests of the Company, yielding personal benefits of any kind, directly or indirectly, to him or herself or to family members or friends, independently of whether such decision will cause harm or losses to the Company.

Company employees may not perform outside activities — such as, for example, providing consulting services or holding a position — in organizations that have conflicting interests or do business with Fibria.

It is also not acceptable to have a business relationship, on one’s own behalf or through a spouse or family member, with a Fibria supplier or competitor, if the position held confers the power to influence transactions or allows access to privileged information.

Employees who occupy positions (paid or unpaid) in external entities or who have a spouse or family member working for Fibria or for a competitor, supplier, customer, government agency or not-for-profit organization that deals with the Company, must communicate the fact in writing (using a Declaration of Conflict of Interest Form), as soon as possible, to his or her immediate superior, who will assess any potential conflict of interest.

In the event of a possible conflict of interest, the Company’s Board of Directors must also report the matter directly to the Governance, Risk and Compliance department for suitable analysis and decisions, together with Fibria’s Statutory Audit Committee.

Similarly, agents, suppliers and service providers must also provide immediate formal confirmation (in writing), directly to the contract manager.

Faced with a conflict of interest situation, even if it’s unexpected, a direct or indirect employee, administrator, supplier, service provider or agent of the Company must promptly declare him or herself to be in a situation of conflict of interest and unable to participate in the ongoing discussion or to vote on the matter involving the conflict of interest and should withdraw from any meeting at which such discussion is taking place, thereby ensuring the suitable independence and transparency of the process.

The Company does not allow the retaining or hiring of family members or in-laws in positions where there is a direct or indirect hierarchical relationship, that have interdependent or correlated functions, or that answer to the same immediate superior.

Situations that may involve a conflict of interest that has not been specified in this Code must be reported to the immediate superior for guidance.

For the purpose of this Code, family members are considered to be all the first and second degree relatives: father, mother, son or daughter, brother or sister, grandfather or grandmother, grandson or granddaughter, uncle or aunt, and nephew or niece; and in-laws are considered to include: spouse, partner, son-in-law or daughter-in-law, father-in-law or mother-in-law, stepfather or stepmother, stepson or stepdaughter, and brother-in-law or sister-in-law.

Fibria’s business relations with stakeholders

It is the responsibility of the individuals and companies that are interested in developing commercial relations with Fibria or companies in which it has an equity stake to report the existence of any family ties with the controlling shareholders of Fibria or with Fibria executives or other professionals.

Commercial relations are permitted between shareholders and their executives, Fibria’s executives and other professionals and their family members, or between Fibria and companies in which it has an equity stake, whether as individuals or through companies in which they are directly or indirectly involved.

The aforementioned business must strictly adhere to the principles of impartiality and transparency, ethics, fair competition and absence of conflict of interest.

All the transactions covered in this chapter require the prior approval of the Fibria Executive Board. Requests for approval of such transactions must be submitted to the board by the senior executive of the area involved, once he or she considers that the conditions stated in the above paragraphs have been met.

More information on the subject may be obtained from the Company’s Policy on Dealings with Related Parties.

Relations with companies in which Fibria has an equity stake

For companies in which Fibria has a controlling equity stake, relations with other partners must be conducted only by the legal representatives appointed by Fibria’s Board of Directors. Confidentiality with regard to the matters dealt with must always be maintained.

Contact with Fibria shareholders must only be made by the area designated for that purpose and in accordance with the specific rules governing that function.

More information on the subject may be obtained from the Company’s Policy on Dealings with Related Parties.

IMAGE AND REPUTATION

Building and strengthening Fibria’s image and reputation is also done through our dialogue with and behavior towards our stakeholders. Therefore, our conduct within and outside the Company must always be pursuant to Fibria’s principles and values.

Fibria’s managing of its image and reputation must be aligned with the positioning determined by the Board of Directors, with guidance from the Corporate Communication and Sustainability and Corporate Relations management.

Conduct outside the Company

When carrying out professional activities on behalf of Fibria, or even in situations in private life where the Fibria name or trademark is on display, the employee, contractor, administrator, agent, supplier or service provider should be careful about his or her conduct, acting with prudence and careful attention in order to avoid jeopardizing the Fibria brand and reputation or the individual’s own career.

Whether it be inside or outside the Company, participating in training or events, using the Company car, in a virtual environment such as social media, or in any other situation with which the Company’s name or trademark can be identified, the conduct of all those covered by this Code must be consistent with the guidelines set out in this document and with Fibria’s own values, thereby contributing to the building and recognition of the Company’s good reputation.

With specific regard to the use of social media, only the Corporate Communication area is authorized to speak or post photos and videos on behalf of the Company in any network. For more information on this subject, see the Manual for Conduct in the Social Media.

USE AND PRESERVATION OF COMPANY ASSETS

Company Assets

Fibria’s property, equipment, facilities and other assets are made available to the employees, contractors, administrators and agents that have been so authorized, for their exclusive use in the Company’s operations, and they are not to be used for private purposes, except in specific circumstances that have been defined by the Company and formally approved by the responsible manager or body.

It is the responsibility of all the personnel to ensure the proper use and care of the Company’s assets placed at their disposal.

Matters relating to the donation, sale or concession of the use of Company property must be submitted to the evaluation of the Legal Department and Real Estate Asset Management and formally approved by the Executive Board.

Use of electronic information systems

The proper use of the electronic information systems at Fibria is set out in the Corporate Information Technology Policies, available on Fibria’s intranet.

The Company’s electronic systems and computer resources are available to direct and indirect employees, administrators, agents, suppliers and service providers to facilitate the performing of their functions.

With regard to use of the internet, access through electronic resources connected to the Company network is primarily for purposes that are in Fibria’s interest. If its use for personal reasons is really necessary, such use must be in moderation, always abiding by the Company’s rules, policies and procedures and never impairing the suitable progress of professional activities. On the other hand, use of the Fibria electronic mail is intended exclusively for corporate purposes related to the activities of direct and indirect employees, suppliers, service providers, administrators and Company-designated agents and such use must be in accordance with the in-house procedures set out in documents relating to the topic, such as the Information Security Policy.

The exchanging, retrieval, storage or use of obscene, pornographic, violent, discriminatory, racist or defamatory content that is disrespectful to any individual or entity and contravenes the policies and interests of Fibria is strictly forbidden. Games and chain messages are also not permitted.

Users in general should not expect privacy in their use of these systems and resources. Consequently, Fibria may, at its discretion, utilize or monitor any information that is transmitted or stored within the system. This rule covers all information that is written or stored within the electronic system or any associated medium. It also includes all information that has been technically developed, obtained by association, acquisition, licensing or purchase or entrusted to the Company.

All files and information related to professional activities that has been created, received or stored in the electronic systems are the property of Fibria and represent legal and commercial assets. Thus, in the event of a contractual change or rescission of an employee, administrator, supplier or service provider, the information kept by that person should be immediately forwarded to his or her team leader for custody or disposal.

The password for access to the system is for exclusive individual use and must not be shared with another person, not even a professional colleague.

No software or programs are to be copied or installed on the Company’s computers without the prior approval of the specific unit’s information technology area.

Confidential or privileged information

Strategic, privileged or confidential information is information that is not known by the market, the disclosure of which could affect the Company’s business. Examples of such information are: financial results, major acquisitions or sales, industrial secrets, investments, prices, commercial transactions, market strategies and related matters.

The fact that an employee, contractor, administrator, agent, supplier or service provider has access to Fibria’s systems and restricted information does not mean that he or she is authorized to use such access and data for anything other than activities performed on behalf of the Company. Therefore, anyone who, by virtue of their office or responsibilities, has access to strategic, privileged or confidential information — about Fibria, its affiliates or subsidiaries — that has not yet been publicly disclosed, must not pass it on to a third party nor trade in the securities of those companies during the confidentiality period.

In such circumstances, it is the duty of those covered by this document to prevent access by anyone else to such information, taking particular care over conversations in public or busy locations, over e-mail data, over comments in social media and over the information used in meetings, in course work or in outside presentations and even over materials left on desks or in drawers and cabinets.

Employees, contractors, administrators, agents, suppliers and service providers must not partake in the disclosure of confidential or false information in the media or in social networks. They should also not disclose internal communications (electronic or printed) or operational documents (internal policies, rules, manuals and the like) outside the Company, even if they are not classified as confidential or for restricted use.

Providing confidential information in response to legitimate requests from public authorities or outside companies that provide or have provided services to the Company may be authorized only after taking all the appropriate steps to preserve its confidentiality, including evaluating the likelihood that it will be treated with due confidentiality. Sending information to public authorities must always be carried out in consultation with the Company’s Legal Department.

Information is an important Company asset and, as such, must always be adequately protected, with a view to avoiding problems and ensuring the perpetuity of Fibria’s business.

If in doubt, refer to Fibria’s internal policies relating to the topic, such as the Information Security Policy.

Intellectual Property

Intellectual property is a Fibria strategic asset. This includes patents, trademarks, know-how, technical data and information about processes and the market, among other things that would benefit a competitor if they became known.

The results of the intellectual and scientific efforts and the strategic information generated within the Company are the exclusive property of Fibria.

All direct and indirect employees, suppliers, service providers, administrators and agents of the Company are responsible for dealing confidentially with any information about intellectual property that they have access to in the course of their work and must handle such information with the greatest care. Disclosure of such information, without the express permission of the Company’s management, is strictly forbidden.

On the same grounds, the intellectual property and copyrights of others must be rigorously respected and making unauthorized copies of copyrighted materials, using photos and personal statements in institutional materials without authorization, or running illegal or pirated software on the Company’s equipment, for example, is not allowed.

FINANCIAL MANAGEMENT

Fibria does not accept nor does it endorse any attempt to conceal or legitimize illicit financial resources, such as, but not limited to, the following:

A Fibria não aceita e nem apoia qualquer iniciativa relacionada a processos feitos para ocultar ou legitimar recursos financeiros ilícitos, tais como os exemplos abaixo (não exaustivos):

•                  slush fund

•                  unusual or extremely complex forms of payment

•                  unusual transfers to/from countries unrelated to the transaction

•                  failure to declare taxable income

•                  money laundering

•                  transactions involving locations previously associated with money laundering or tax dodging

Any indication of a possible occurrence of any of the aforementioned or related situations must be reported immediately to the team leader or to the Fibria Ombudsman.

Contracts and Accounting Records

All financial and commercial transactions must be promptly and accurately written up in Fibria’s books and records.

Employees must not make illicit financial arrangements, such as over- or under-pricing, with customers or suppliers.

All contracts in which Fibria is involved must be written as accurately as possible, leaving no room for potential misinterpretation. Documents not specifically attached to the main text can only be accepted or provided subject to the advice of Fibria’s lawyers.

All payments and commitments undertaken must be authorized at the appropriate hierarchical level and supported by the necessary legal documentation.

CORRUPTION

Fibria does not tolerate any form of corruption in its business and is a signatory to various initiatives to combat this practice in all its forms.

The concept of corruption covers a very large area — and includes across borders — ranging through the bribery of public officials, extortion, kick-backs, facilitation payments, money laundering, exchanging favors, fraud, influence peddling or any other practice that involves a reward of any kind, or even the promise of a reward, for the corrupted in exchange for illicit gains or benefits that are of interest to the corrupter.

Fibria takes decisions based exclusively on legitimate business factors, such as price, quality and service, among other reasonable considerations.

Consequently, Fibria’s employees, contractors, suppliers, service providers, administrators and agents must not, under any circumstances, promise, offer, authorize, induce and/or give any advantage or anything of value to a government agent, customer, supplier or any other person for the purpose of influencing decisions, even though they are favorable to the Company’s business, or to elicit or provide any sort of direct or indirect gain or advantage of a personal, balance sheet or off balance sheet nature. Similarly, no Fibria employee, contractor, administrator, supplier, service provider or agent is allowed to accept any kind of benefit or advantage that could corrupt, compromise or influence his or her decisions regarding Fibria’s business.

All those covered by this document must comply with the laws, rules and Company procedures relating to the topic of “corruption” in the location where they operate and must make every effort to perform their activities in accordance with the prevailing regulations and the Company’s mission and values, taking decisions in a proper and diligent manner, with a view to avoiding the occurrence or even the suspicion of unethical and immoral practices.

More detailed information can be obtained by referring to the Fibria Anticorruption Policy, which is available on the Company website and intranet. Furthermore, to clear up any doubts regarding the laws and regulations pertaining to Fibria’s business that are related to this topic, please contact the Company’s Legal Department or Control and Compliance Department.

Allegations of irregularities in relation to this topic that may be noted while conducting the Company’s business must be reported immediately to the Fibria Ombudsman.

GIFTS, PRESENTS, INVITATIONS AND HOSPITALITY

Gifts, presents and institutional invitations may be simple acts of courtesy that are quite acceptable within a commercial relationship, but every precaution should be taken!

Institutional gifts that represent tokens of kindness and friendship between the parties in a business relationship and do not imply or provide advantages in any negotiations may be offered or accepted by Fibria’s direct or indirect employees, administrators, suppliers, service providers and agents. Fibria strongly recommends that any gifts or presents offered or received be limited to items of nominal value, such as promotional gifts showing the logo of the company that is represented. In case of doubt, bring the matter up with your team leader.

Invitations to events, with expenses paid by customers, suppliers, government entities or other related parties may only be accepted if they serve the legitimate purpose of the Company’s business, if there is a realistic opportunity to develop business contacts, or if they have also been offered to the professionals of other companies, and subject to formal approval by the responsible manager. Invitations to sporting or cultural events or trips that include leisure activities and/or events and include payment of a companion’s expenses should not be accepted.

When it comes to the offering or receiving of gifts and invitations, anywhere in the world, it is imperative that a rigorous analysis be conducted of each situation, taking into consideration issues such as the nature of each courtesy, the amounts involved, the context, the applicable local laws and the frequency. Frequent gifts can be misinterpreted and should be avoided.

The receiving or offering of gifts in cash or equivalent, such as discounts on personal transactions, is strictly prohibited, under any circumstances.

Objects received as a prize denoting a distinction or honor earned by Fibria or one of its subsidiaries must be forwarded to the Corporate Communications Department.

The Company’s direct and indirect employees, administrators and agents may not accept, in their name or that of their family, any presents or advantages that could involve them becoming compromised or that are not in line with the principles set out in this Code. In such cases, the gift should be returned to the sender, informing him or her of Fibria’s position regarding such practices.

DONATIONS AND SPONSORSHIP

Fibria works hard to develop a harmonious and honest relationship with the communities where its operations are located, showing concern for the well-being of the people living in the vicinity and investing in sustainable local development.

Investment in social, cultural and environmental projects should be devoted to the real needs of the communities, as well as being in alignment with the Company’s guidelines and policies, such as the Sponsorship Policy, Policy on Social and Environmental

Investments and Anti-Bribery Policy, in order to be able to conduct, with full transparency, the projects effectively engaged in promoting social inclusion, improved quality of life and environmental conservation.

Any contributions in the form of charity, support or sponsorship that is aimed at influencing business decisions or conferring personal benefits of any kind, directly or indirectly, are strictly forbidden.

Just as Fibria endeavors to promote citizenship and local development, engaging with communities through various projects and other initiatives, the Company expects its suppliers and service providers to also engage in activities that contribute to the development and improvement of the local communities where they operate.

INTEGRITY IN LABOR RELATIONS AND WORKPLACE STANDARDS

Fibria treats its direct and indirect employees with dignity, providing a working environment with equal opportunity for professional and personal growth and respect for individual freedom.

FORCED OR CHILD LABOR

Fibria does not tolerate, within its own companies or among its suppliers (including subcontractors) and business partners, the use of forced or slave labor or any similar working conditions, nor the use of child labor or any form of sexual exploitation of children or adolescents.

If minors between the ages of 16 and 18 are engaged as apprentices, under the terms of the country’s prevailing legislation, the Company guarantees that the work will not interfere with their studies.

PREJUDICE AND DISCRIMINATION

Fibria values diversity in all its relationships. Therefore, everybody should be treated respectfully, courteously and fairly by the employees, contractors, administrators, suppliers and service providers working for Fibria or its agents.

The Company does not tolerate discrimination or prejudice of any kind, whether by origin, race, religion, age, gender, political opinion, nationality, marital status, sexual orientation, physical condition or any other motive, in its relationships.

In the processes of recruitment, selection and promotion, the candidates must be evaluated solely on the basis of their skills and ability to meet and adapt to the expectations for the position. Decisions based on prejudice, favoritism or privileges of any kind are not acceptable.

LEADERSHIP ROLE

Any demonstration of interest by a subordinate in participating in an internal recruitment process should be interpreted by the team leader as a natural career development choice and must not give rise to any kind of retaliation. Moves to companies in which Fibria has an equity stake must follow the guidelines set out in the Recruitment Policy. If there is a conflict of interest involved in the intention to move of a particular employee, the final decision will rest with the Ethics and Conduct Committee.

It is the responsibility of the team leaders to inform, guide and prepare their teams for the correct application of the organization’s policies and rules and to set an example that should be followed.

Any mistakes made by employees should be pointed out by their team leaders, who should also provide the information and guidelines necessary to avoid them being repeated. Repeated errors due to carelessness, negligence or lack of interest deserve a firm reprimand.

Faced with reports of possible irregularities submitted by employees, contractors, customers, suppliers, service providers, the local community, business partners or other stakeholders directly to the team leaders, these must always be followed up and never ignored. In such cases, it is the duty of the manager to follow through with the appropriate measures, ensuring that the irregularity is analyzed and dealt with in a suitable manner and that the guidelines of this Code are fulfilled. In case of doubt, one should consult the appropriate Company bodies on the subject, such as the Legal Department, the Human and Organizational Development Department or the Governance, Risk and Compliance Department.

It is expected that all the people covered in this Code will be willing to listen to and consider new ideas, different opinions, questions and arguments that offer an opportunity for learning and improving the Company’s processes.

It is also expected that team leaders will clear up any doubts of the Company’s employees, contractors, suppliers, service providers and business partners in relation to the Code, as well as reinforce the rules and guidelines contained herein.

HARASSMENT AND ABUSE OF POWER

Fibria does not tolerate abuse of power or harassment, whether it is sexual, economic, moral or of any other kind, or situations that represent disrespect, intimidation, physical violence or a threat, in the Company’s internal or external relationships.

Anyone who considers that they were discriminated against, humiliated or a victim of prejudice, abusive behavior or disrespected by a Fibria employee, contractor, administrator, agent, supplier or service provider while working for the Company should report the matter to the Fibria Ombudsman, using the available contact channels.

Whenever possible, Company employees and contractors should discuss the situation with their immediate superior or his or her boss. However, if they feel uncomfortable about doing so, they should report the matter to the Fibria Ombudsman.

Harassment can be described as abusive behavior by one or more persons towards an individual, which is usually repetitive and prolonged, in order to coerce, humiliate, disrespect, belittle or embarrass that individual during working hours.

Sexual harassment occurs when someone in a privileged position uses that power to coerce or offer benefits to an employee in order to obtain sexual advantages or favors.

Abuse of power or authority is the act or effect of imposing the will of a hierarchical superior over that of a subordinate, through the exercising of the power conferred by the position in the Company. It is typically the illegal or coercive use of that power to attain a particular objective that is usually in violation of the prevailing laws, rules and regulations.

HEALTH, SAFETY AND THE ENVIRONMENT

The health and physical well-being of the employees and protection of the environment are priorities for Fibria that come before economic or production issues.

As a company with strong participation in the forest products market, Fibria’s commitment to the environment is one of the Company’s highest priorities.

The Company adopts a precautionary approach to the environmental challenges that arise in relation to its operations and business decisions, continually seeking to use sustainable technologies and processes and supporting the development of initiatives to promote greater environmental and social responsibility in the surrounding area.

All information relating to health, safety and the environment that could have an impact on Fibria’s direct and indirect employees, local communities or the environment itself is handled in a transparent manner.

The Company conducts ongoing training for its employees, so they are familiar with their daily work routines and take responsibility for them.

Fibria’s direct or indirect employees, suppliers and service providers must familiarize themselves with the policies, procedures and practices relating to health, safety and the environment and strictly comply with the requirements.

The service providers hired by Fibria must closely follow all the health, safety and environmental procedures set out in the policies specifically relating to their activities. The Fibria service providers that operate on Company property must issue a formal statement that they know and are committed to complying with the Workplace Health and Safety Regulations to the same standards that Fibria demands from its own employees.

It is expected that everyone covered by this Code will pay close attention to the working environment and report any potential risks to health, safety or the environment.

If any risk situation is identified, it must be reported to the local team leadership and those involved must be warned. Alternatively, the situation may be reported to the Fibria Ombudsman, for suitable analysis and response. Such conduct will be regarded as a demonstration of commitment to workplace security.

In emergency situations, such as environmental or workplace accidents, those involved must follow the procedures prescribed for the situation and quickly report the facts to the local management, who in turn will communicate with the stakeholders in the manner provided for in the operating procedures. Only officially appointed spokespersons may give interviews or communicate with the authorities and the local community.

Environmental accidents are unexpected and undesirable events that may cause harm, directly or indirectly, to the environment, health and even life itself.

ALCOHOL, DRUGS AND CARRYING WEAPONS

No Company employees, contractors, administrators, agents, suppliers and service providers are allowed to consume alcoholic beverages during Fibria’s working hours and they are prohibited from performing their professional duties in a drunken state. The possession and use of drugs is also strictly prohibited, as is being in the workplace under the influence of such substances, which can seriously affect the safety and performance of both the professional and his or her colleagues.

No weapons of any kind are permitted on the Company premises, except in the case of those professionals who are specifically authorized to carry a weapon.

SALE OF MERCHANDISE

The selling and exchanging of goods on the Company premises for private purposes, by any of the people covered by this Code and by whatever means, is prohibited.

Sale of Company non-operating products to employees

The sale to employees of Fibria’s non-operating products — such as vehicles from the Company fleet, machinery or other items — must be conducted according to the rules set out in the specific policies.

POLITICAL INVOLVEMENT

The Company’s direct or indirect employees, administrators, agents, suppliers and service providers are forbidden to make any contribution on behalf of Fibria, in money, goods or services, to political campaigns or causes, except as specifically authorized by the Board of Directors. Such contributions shall be made in strict accordance with the prevailing legislation and the rules of the Company, as expressed in specific policies such as the Policy on Political and Electoral Donations.

Fibria respects everyone’s involvement in civic affairs and participation in political procedures. However, such participation must take place in the professional’s free time and at his or her own expense. In such circumstances, those involved must make it clear that the opinions are their own and do not represent those of the Company.

Fibria’s resources, space and image must not be used for individual or party political interests.

INTEGRITY IN RELATIONS WITH STAKEHOLDERS

COMPETITORS

Fibria is guided by the principle of free competition and therefore requires that its direct and indirect employees, service providers, suppliers, administrators and agents always act in compliance with the competition laws that are in effect in the various locations where the Company operates.

All information about the market and competitors that is legitimate and necessary to the business must be obtained by transparent and reliable means. Obtaining information by illicit means is not acceptable.

Herein, illicit means are illegal and morally unacceptable ways of accessing confidential information.

Fibria’s direct and indirect employees, administrators, suppliers, service providers and agents are forbidden to behave in any way that denigrates the image of the Company’s business partners or competitors.

Fibria’s business practices must be governed by compliance with the law, the Company’s values and the Code of Conduct and it is the responsibility of all those covered by this document to ensure such compliance.

No understandings can be entered into with competitors that involve abuse of economic power or arbitrary trade practices, such as agreements to determine or control market prices or divide up the market or areas of operation, among others.

For more detailed information on this subject, please refer to the Company’s policies and their supplements, such as the Antitrust Policy.

CUSTOMERS

Fibria is committed to helping to generate value for its customers, by fulfilling their expectations and developing innovative solutions. The customer’s requirements and expectations must always be taken into consideration and everything agreed to must be diligently fulfilled.

Fibria does not discriminate against customers, whether by origin, size or location. However, the Company reserves the right to terminate a business relationship with a customer whenever its interests are jeopardized or legal, social, tax, integrity, Code compliance, environmental and work health and safety issues are disregarded.

Information about our products and services must always be clear and reliable. Technical details, and especially the health, safety and environmental requirements, must be passed on to the customers.

Each product must strictly adhere to the legal requirements of the market for which it is intended.

Promising, granting or receiving any kind of benefit or receiving or making improper payments to any person with the aim of facilitating the sale of the Company’s products or services is prohibited, even if it means missing out on a business opportunity.

It is our responsibility to protect confidential information that is passed to us by our customers and partners.

LOCAL COMMUNITIES

Fibria is committed to the economic and social development of the local communities in the vicinity of its operations.

Fibria is committed to ensuring the social legitimacy of its business, by developing lasting relationships with the local communities in the vicinity of its operations and integrating their interests into the running of its business.

Relations with the local communities must take into consideration the specific realities of the different stakeholders involved, making a priority of and giving due importance to the roles of the participants, developing social capital and promoting citizenship and self-esteem. Moreover, the Company should encourage and strengthen the local networks, in order to promote dialogue and solidarity amongst the different parties.

All the Company’s direct and indirect employees, administrators, agents and service providers must act in accordance with Fibria’s values, showing integrity and keeping the channels permanently open for dialogue with all the local communities in which the Company is active, with no form of discrimination in the relationship.

Fibria encourages the participation of its employees in voluntary social work programs.

SUPPLIERS

The relationship with our suppliers must be guided by respect and by the ongoing efforts to develop products and services that add value for Fibria and strengthen the competitive position of the suppliers.

Fibria’s suppliers must be assessed using clear criteria and without discrimination. Every decision must be made on technical and economic grounds and no favoritism of any kind is permitted.

All the Company’s processes for the procuring of services, renewing of contracts and the like must be conducted with complete openness and integrity, respecting ethical principles, the law and the prevailing internal and external regulations governing such processes.

Fibria’s suppliers must be familiar with the Company’s values and act in a manner that is consistent with the principles of this Code. It is the responsibility of the suppliers and service providers to instruct, diligently and appropriately, their employees, agents and contractors (that perform or will perform services for Fibria) regarding the guidelines of this Code, as well as in relation to the Company’s specific policies and rules, in order to avoid any inappropriate conduct.

Suppliers and service providers shall, at Fibria’s request, provide evidence of compliance with their obligations under this Code.

To be accepted as a Fibria supplier, a company must provide a formal declaration that it does not make use of child labor or provide working conditions analogous to slavery, in line with the principles contained in this document and set out under the item “Forced or Child Labor”.

It is expected that the Company’s suppliers and service providers shall maintain their premises and working environments in a suitable condition with regard to hygiene, health and safety, as well as free of discrimination, abuse and harassment of any kind.

Fibria’s suppliers and service providers must also ensure proper compliance with the local requirements in terms of the prevailing labor legislation relating to working hours, pay and benefits.

Engaging the services of companies owned or run by former employees must be handled with all due care, in order not to expose Fibria to any risk.

Fibria expects its suppliers to provide clarity in the description of their products and services.

All of Fibria’s suppliers and service providers must comply with the environmental laws and regulations and respect the environment in all their activities.

Fibria may terminate a business relationship with a supplier whenever its interests are jeopardized or legal, social, tax, integrity, Code compliance, environmental and work health and safety issues are disregarded.

It is our responsibility to protect confidential information that is passed to us by our suppliers.

The Company also recommends that its suppliers and service providers, following Fibria’s example, maintain channels for relations with all their stakeholders — direct and indirect employees, customers, government, communities in the vicinity of their business and others — in order to take preventive steps to identify any transgressions that might occur in their business, with a view to minimizing the possibility of internal or external problems in relation to violations of the ethics, laws, regulations and procedures to which the supplier is also subject.

GOVERNMENT

Fibria respects the legislation and the authority of all levels of government.

Providing information to all levels of government, including municipal, state and federal bodies, must always be done in writing, following the suitable protocol and with due guidance from the Legal Department or Corporate Relations, depending on the issue involved.

Whenever a requirement is presented by a government representative, including inspections, it must be submitted by the direct or indirect employee to Legal Management before forwarding. If a search warrant is presented to a direct or indirect employee, that individual must show cooperation, but must also immediately contact the Legal Department for assistance and guidance on how to proceed.

Any written information provided must be complete, accurate and sufficient to clarify the situation, so as to strictly comply with the applicable regulations. An assessment should be made of whether the information provided is confidential and suitable steps must be taken to protect that confidentiality. The Company’s Legal Department must be consulted, so that it can provide the necessary assistance.

Fibria prohibits its direct and indirect employees, administrators, agents, suppliers and service providers from making any gratuity payments or offering any benefit, gift or hospitality to public or government employees, or their representatives, in order to expedite licensing, routine services or administrative proceedings, to obtain rulings that are favorable to the Company in any way or to obtain specific advantages.

The Company reserves the right to make public statements about government policies or decisions that can affect its business and its relations with its employees, customers or shareholders. Nevertheless, this may only be done following specific authorization by Fibria’s Board of Directors.

Employees must not use Fibria’s name in dealings with government over personal matters of any kind.

ADVERTISING

The Company disapproves of misleading advertising. Initiatives for the marketing of Fibria products must respect the prevailing legislation, ethical considerations and local and international standards.

All Fibria’s advertising must be truthful and avoid exaggeration; the Company does not tolerate arrogance, conceit or prejudice.

Fibria’s institutional advertising must be aligned with the Company’s positioning and follow the guidance of the Corporate Communication management.

The use of the Fibria brand in the Company’s advertising or that of third parties must follow the guidelines of the Brand Manual and be approved by Fibria’s Corporate Communication management.

MEDIA

Fibria adopts an objective and clear stance in its disclosure of information and seeks to heed all the interests of the parties involved.

Contact with the media is to be conducted exclusively through spokespersons designated by the Company, with guidance from Fibria’s Corporate Communication department. Unauthorized persons are therefore prohibited from contacting the media in Fibria’s name.

Contact with media professionals should never be treated, under any circumstances, as a business relationship. Consequently, it should not involve payments or favors of any kind.

The Company’s media relations should favor the disclosure of material information directed, whenever possible, towards the Company’s activities. The Fibria Media Relations Policy sets out the guidelines for this process, which is under the responsibility and guidance of Fibria’s Corporate Communication management.

LABOR UNIONS

Fibria respects free association, recognizes the labor unions as the legal representatives of the employees and seeks continual dialogue. Similarly, the Company advises its suppliers and service providers to also respect the rights of all their employees to organize themselves through associations or unions, in accordance with the prevailing local legislation where they operate, and to maintain continual dialogue with such organizations.

Any negotiations and dialogue with these bodies must only be conducted by people who have been formally authorized for that purpose.

CODE VIOLATIONS AND CONSEQUENCES

The existence of standards, policies and rules is essential to a successful business. It is the responsibility of the leadership to encourage their teams to always be in compliance and to conduct themselves in accordance with the ethical standards of the organization, as well as making sure they are followed in order to preserve the harmonious and efficient functioning of the organization. Deviations, breaches or violations may lead to disciplinary measures that, when implemented, should serve to educate and to reinforce the corporate culture.

WHAT IS CONSIDERED TO BE A CODE VIOLATION

Conduct that is considered by Fibria to violate this Code and, therefore, should be reported includes the following:

• Failure to comply with the rules set out herein, as well as in the Company’s policies and regulations, and violation of the prevailing legislation that is applicable to Fibria’s business in the locations where it operates.

• Failure to take appropriate action in response to the violation of laws, ethics, morals and the principles set out in this Code, despite being aware or suspicious of irregularities, or not reporting the situation to the appropriate bodies or through the appropriate channels.

• Falsifying or manipulating information in order to conceal the violation of laws, ethics, morals and the principles set out in this Code.

• Using the Company Ombudsman in bad faith and making false reports in an attempt to harm a third party.

• Retaliating against those who have reported in good faith, either to the Ombudsman or to other Fibria bodies, conduct that is in contravention of this Code, the Company’s values, its internal policies and regulations and the prevailing legislation.

DISCIPLINARY MEASURES

Breaches of Fibria’s rules and regulations, whether committed by direct or indirect employees, administrators, agents, suppliers or service providers, will incur disciplinary consequences. Recurrences, including failure to comply with action plans designed by the auditors, despite due guidance, are also subject to disciplinary measures. The possible punishments are:

• Oral warning.

• Written warning.

• Suspension.

• Dismissal without due cause.

• Dismissal with due cause.

• Notification through rescission of the contract, in the case of legal entities.

The application of disciplinary measures should be carried out, whenever possible, immediately after the misconduct. But a longer period of time may be necessary, and therefore acceptable, in order to gather the facts and ascertain the due responsibilities.

Sanctions must be fair, reasonable and proportionate to the infraction committed. Similar infractions should incur similar sanctions.

If an employee considers that there is a dysfunction in a particular regulation, he or she should report this to his or her immediate superior and request a review of that regulation.

It will be reviewed by the appropriate department and may be revised. In situations where, due to a lack of adequate infrastructure or resources, a direct or indirect employee, administrator, agent, supplier or service provider is unable to comply with the regulation, he or she should request guidance from his or her immediate superior or other appropriate level at Fibria. This, in turn, should bring the situation to the attention of an appropriate level of organization, with a view to finding a definitive solution.

The Human and Organizational Development Department should always be consulted about the appropriate disciplinary measure to be applied and, whenever necessary, it should in turn consult the Legal Department for guidance.

The positive results, due to compliance with the rules, should be addressed through Fibria’s systems of recognition, which, accompanied by communication activities, help to develop a culture of respect and discipline.

Similarly, whenever possible, dissemination of the disciplinary measures applied can also have a positive effect, demonstrating the seriousness with which Fibria deals with such matters. In any of these situations, respect for the individual should be the principle guiding the conduct of the leadership.

More information about Fibria’s guidelines on the matter can be obtained by referred to the Policy on Disciplinary Measures, on the Company’s intranet.

GOVERNANCE AND CONTACT

CODE ADMINISTRATION

Approval of this Code and its updates is the responsibility of the Fibria Board of Directors.

It is up to the Company’s leadership, at all levels, to ensure that their subordinates and contractors are familiar with and apply the principles of this Code, which should be an example of the conduct to be followed by all the employees.

Suggestions for improvements in the content of this document should be sent to the Ombudsman for analysis and forwarding to the Fibria Board of Directors for approval. If approved, they will be included in the following edition of the document.

ADVISORY BODIES

Statutory Audit Committee

It is the responsibility of the Fibria Statutory Audit Committee to ensure that the Ombudsman channel exists and is operational for the receiving, registering and handling of information and complaints from inside and outside the Company, including complaints about accounting, internal control and auditing matters, confidentially and with guaranteed anonymity, when appropriate, for those who take the initiative to use the channel. The committee is regularly informed about the complaints received by the Ombudsman, where they have been forwarded and the respective outcome and reports the most urgent and important matters to the Company’s Board of Directors.

Ethics and Conduct Committee

Matters submitted to the Fibria Ombudsman are shared with the Ethics and Conduct Committee, comprising members of the Fibria management.

The Committee was set up to reinforce the implementation of the Code and propose action for updating, disseminating and complying with this tool, to ensure its efficiency and effectiveness.

It is the responsibility of the Committee, acting impartially, to determine the criteria for handling situations that have not been provided for in the Code, resolve controversial issues and ethical dilemmas and ensure uniformity in the criteria used to resolve situations that are similar.

FIBRIA OMBUDSMAN

Allegations of breaches of this Code, situations that haven’t been provided for, doubts over the interpretation of the document and suggestions of improvements in the content of the Code must all be submitted to the leadership or forwarded to the Fibria Ombudsman.

Reporting Code violations

Whenever there is a violation of the Code by a direct or indirect employee, contractor, service provider, administrator or agent, while performing his or her professional activities on behalf of Fibria, the matter should immediately be reported, so that the appropriate measures can be taken, thereby protecting the Company’s business, its image and reputation.

Ideally, such concerns should be reported to the Company management — the individual’s team leader or the manager of the operation or contract in which the irregularity was identified. However, there may be circumstances wherein reporting to the manager could be embarrassing. And it is for such circumstances that the Fibria Ombudsman was established.

The Fibria Ombudsman receives reports from both anonymous and identified sources and can be accessed both by people within the Company and those outside the Company.

Every complaint received by the Fibria Ombudsman will be dealt with impartially, transparently and confidentially. No reprisals will be tolerated against those who report in good faith. Any kind of retaliation must be reported immediately to the Ombudsman.

All complaints must be accurate and true and supported, whenever possible, by evidence, hard facts and concrete data.

It is the responsibility of Internal Auditing to evaluate and deal with any allegations of corruption, fraud, misappropriation of resources or damage to property received by the Fibria Ombudsman.

Suggestions and Doubts regarding the Code

Suggestions for updating and improving the Code — including situations not provided for in the document and content review, among others — should be forwarded to the Fibria Ombudsman for analysis and submission to the Company’s Board of Directors for endorsement.

Doubts in relation to understanding the Code, situations not covered in the document or what to do when faced with an ethical dilemma may be cleared up directly with the Company management or through the Fibria Ombudsman.

Fibria Ombudsman contact channels

Internet: www.fibria.com.br, link “Ombudsman”

Telephone numbers (toll-free calls)

Brazil — (0800) 891.1730.

Other countries — look up the specific number on the Company website

Letter:

Fibria Ombudsman

Fibria Celulose S/A.

Caixa Postal nº 81011 (PO Box)

CEP 04537-970 (ZIP Code)

IMPORTANT: exception of Austria

Under the prevailing legislation covering the European Union and Austria regarding Data Protection issues, any violation of the Code noted in that country must be reported directly to the responsible local bodies by employees working in Austria.

TERM OF AGREEMENT

“I hereby declare that I have read and understand the Fibria Code of Conduct and willingly make the commitment to respect and comply with its terms in all my activities at the Company and whenever I am representing the Company, and I will make every effort to ensure compliance by all the other people to which it applies.”

Unit:

Date:

Name:

Registration No.:

Signature:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO